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                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13G

                                  (AMENDMENT NO. 13)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    HACH COMPANY
                             ----------------------------
                                   (Name of Issuer)


                                     COMMON STOCK
                            ------------------------------
                            (Title of class of securities)


                                     404504 10 2
                           -------------------------------
                                    (CUSIP Number)



                    Check the following box if a fee is being paid with this statement: / /




                                                          Page  1  of  6  Pages
Pages

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CUSIP No. 404504 10 2                                     Page  2  of  6  Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                 Kathryn C. Hach-Darrow
                 ###-##-####
-------------------------------------------------------------------------------
 (2) Check the appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                   4,478,269
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                   120,782
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                   4,478,269
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                   120,782
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                 4,599,051
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                 40.43%
-------------------------------------------------------------------------------
(12) Type of Reporting Person
                 IN
-------------------------------------------------------------------------------


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                                                          Page  3  of  6  Pages


                                     SCHEDULE 13G
                                  (AMENDMENT NO. 13)
ITEM 1.

          (a)  Name of Issuer:  Hach Company

          (b)  Address of Issuer's Principal Executive Office:

               5600 Lindbergh Drive
               Loveland, Colorado  80537

ITEM 2.

          (a)  Name of Persons Filing:  Kathryn C. Hach-Darrow

          (b)  Address of Principal Business Office or, if none,
               Residence:

                         5600 Lindbergh Drive
                         Loveland, Colorado  80537

          (c)  Citizenship:  United States of America

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number:  404504 10  2

ITEM 3.        Not Applicable

ITEM 4.        OWNERSHIP.

          (a)  Amount Beneficially Owned:

               4,599,051

          (b)  Percent of Class

               40.43%

          (c) The number of shares which Mrs. Kathryn C. Hach-Darrow owns and the nature of her beneficial ownership is as follows:

               (i)  Sole power to vote or direct the vote:
                    4,478,269 (1)

               (ii) Shared power to vote or direct the vote:
                    120,782(2)


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                                                           Page  4  of  6  Pages

                (iii)Sole Power to dispose or direct the disposition:
                     4,478,269(1)

                (iv) Shared power to dispose or direct the disposition:
                     120,782(2)

                (1) These shares consist of (a) 928,300 shares which Mrs. Hach-Darrow owns individually and has the sole power to vote and dispose of,
(b) 2,038,554 shares which are held in three trusts created by the late Clifford C. Hach and which Mrs. Hach-Darrow has the power as trustee to vote and dispose of, and (c) 1,511,415 shares held by C&K Enterprises, Ltd., of which Mrs. Hach-Darrow, both individually and as trustee under the marital trust established under her deceased husband's estate, has the power to direct the vote and to direct the disposition.

                 (2) These shares include 120,782 shares owned by the Hach Scientific Foundation, a charitable foundation. Kathryn C. Hach-Darrow is president and a trustee of the Foundation, and she shares the voting and investment owner with respect to such shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    The stockholders of C&K Enterprises, Ltd., who are currently Mrs. Hach-Darrow and her three children , Paul Hach, Bruce Hach and Mary Hach, as stockholders in C&K Enterprises, Ltd., are entitled to share in the dividends and proceeds from the sale of the stock being held by C&K.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.




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                                                           Page  5  of  6  Pages

ITEM 10.       CERTIFICATION.

                    Not applicable.


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                                                             Page 6 of 6 pages

                                      SIGNATURES
                                      ----------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                    /S/ KATHRYN HACH-DARROW
                                                    --------------------------
                                                    Kathryn C. Hach-Darrow


February 13, 1997